Exhibit 12f

Idaho Power Company
Consolidated Financial Information
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

						Twelve
	Twelve Months Ended					Months
	December 31,					Ended
	(Thousands of Dollars)					June 30,

	1998	1999	2000	2001	2002	2003

Earnings, as defined:
Income from continuing operations
before income taxes	$133,021	$119,872	$128,139	$48,250	$86,326	$64,216
Adjust for distributed income of equity
investees	(4,697)	(837)	(3,116)	(1,620)	(2,544)	(11,402)
Equity in loss of equity method
investments	476	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	(125)	-	-	-	-	-
Fixed charges, as below	61,394	62,969	58,833	64,964	61,403	61,440
Total earnings, as defined	$190,069	$182,004	$183,856	$111,594	$145,185	$114,254

Fixed charges, as defined:
Interest charges	$60,593	$62,014	$57,797	$64,002	$60,317	$60,430
Rental interest factor	801	955	1,036	962	1,086	1,010
Total fixed charges	$61,394	$62,969	$58,833	$64,964	$61,403	$61,440

Preferred stock dividends - gross up Idaho
Power rate	8,275	8,133	9,564	9,033	4,456	2,977

Total combined fixed charges
and preferred dividends	$69,669	$71,102	$68,397	$73,997	$65,859	$64,417

Ratio of earnings to fixed charges	2.73x	2.56x	2.69x	1.51x	2.20x	1.77x